Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

February 10, 2022

VIA EDGAR and FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Marc Thomas, Staff Accountant (202) 551-3452
Robert Klein, Staff Accountant (202) 551-3847 I
David Lin, Staff Attorney (202) 551-3552
Sandra Hunter Berkheimer, Legal Branch Chief (202) 551-3758

RE:	Athena Bitcoin Global
Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted December 3, 2021
CIK No. 0001095146

Dear Mr. Lin:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated January 10, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the filing. This chart also should illustrate the states or countries of incorporation of the various legal entities and various affiliations that exist.

RESPONSE: The Company has included an organizational chart outlining its corporate structure in response to the Staff’s comment above in Amendment No. 3 to the Registration Statement (the “Amendment”).

2.	We note your disclosure that you entered into agreements with the Department of Treasury of El Salvador to install and operate 200 Chivo Bitcoin ATMs in El Salvador, 10 Chivo Bitcoin ATMs at El Salvador consulates in the U.S. and 45 Chivo Bitcoin ATMs in other U.S. locations. Please revise to disclose whether all of these ATMs have been installed and are currently being operated by you or provide an anticipated timeline for installation and operation. In addition, please expand your disclosure to describe your ongoing operating responsibilities with respect to these ATMs.

RESPONSE: The Company has expanded its disclosure within the Amendment in response to the Staff’s comment.

3.	We note your disclosure that pursuant to your agreements with the Department of Treasury of El Salvador you will develop and maintain a Bitcoin platform, which you refer to as the "Chivo Ecosystem," which is designed to support the Chivo digital wallet. Please expand your disclosure to provide greater details about this platform, the specific services that will be offered by the platform and describe your contractual responsibilities going forward with respect to the platform. In addition, please disclose the development status of this platform including the anticipated time to completion. Please disclose anticipated costs associated with developing this platform and whether you or the Department of Treasury of El Salvador will be responsible for such expenses. Please also clarify who will own and control the platform.

RESPONSE: The Company has expanded its disclosures in the Amendment to address each of the items set forth in the Staff’s comments above.

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

4.	With respect to your agreements with the Department of Treasury to distribute 950 Chivo point-of-sale terminals for local businesses in El Salvador to process transactions with Bitcoin, please revise to clarify whether all 950 Chivo point-of-sale terminals have been distributed and, if not, disclose the anticipated timeline for distribution. In addition, please describe any ongoing obligations that you will have with respect to these point-of- sale terminals, if any.

RESPONSE: The Company has expanded its disclosure in the Amendment to clarify in response to the Staff’s comment.

5.	Please revise your disclosure to specify the contract length for each of the specific services you are rendering to the Department of Treasury of El Salvador.

RESPONSE: The Company has specified the contract length for each of the specific services it is rendering to El Salvador in response to the Staff’s comment.

6.	We note your disclosure that you will sell intellectual property in software to the Department of Treasury of El Salvador. Please revise your disclosure in your Summary section to provide greater details regarding the intellectual property that you will sell.

RESPONSE: The Company has expanded its disclosure in the Summary section and throughout the Amendment to provide more details regarding the intellectual property in software that it will sell to El Salvador in response to the Staff’s comment.

7.	We note your disclosure on page 58 that you began marketing your services under the brand "Athena Ruru." Please revise your Summary disclosure to clarify whether all of your offered services are provided under the brand "Athena Ruru."

RESPONSE: The Company has revised the Amendment to make it clear which services it has begun marketing under the brand “Athena Ruru” in response to the Staff’s comment.

8.	For your white label service, which is comprised of maintaining ATMs and point-of-sale terminals to facilitate the exchange of digital assets for cash, and vice versa, by your customers with their counterparties, please provide more specificity regarding your ongoing obligations for your white label service. Please disclose whether the white label ATMs transact in digital assets that differ from the digital assets that Athena's ATMs or your OTC desk transact in.

RESPONSE: The Company’s only current white label customer is the government of El Salvador, which operates in only US Dollars and Bitcoin. The Company may offer future white-label customers services which we define as “white-label services,” whose needs may differ from those of the government of El Salvador. However, we have no agreements to do so at this time and we have disclosed the same in the prospectus.

Company Summary, page 2

9.	We note that your response to comment 2 provides a breakdown of the volume of ATM transactions processed by the Company in recent periods. Please revise to disclose this information in your prospectus.

RESPONSE: The Company has included the breakdown of the volume of ATM transactions processed by the Company in recent periods in the Amendment in response to Staff’s comment.

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

Summary Consolidated Financial Data, page 8

10.	Please revise to include interim period financial information for the periods presented.

RESPONSE: The Company has revised to include the interim period financial information for the periods presented in the Amendment.

Risk Factors, page 10

11.	We note your revisions to your risk factor disclosure in response to comment 4. As your risk factor disclosure appears to omit Ankr and Monero from the list of digital assets that you have facilitated transactions in, please revise to update or tell us why you have not included transactions for these digital assets in your disclosure.

RESPONSE: The Company has revised to include reference to Ankr and Monero in its Risk Factor disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 31

12.	We note that the Company recognizes revenue on a net basis for white label services. Please address the following:

•	Tell us and revise to explain how the company recognizes revenues on a net basis and related costs from ATMs and point-of sale (POS) terminals operated on behalf of customers. As part of your response, provide illustrative journal entries.

•	Provide us with your ASC 606 gross vs. net accounting analysis, supporting the Company's conclusion to recognize on a net basis.

•	Disclose where these ATMs and POS terminals are located.

•	Tell us if there are any other arrangements, other than your white label services, that involve the use of third parties for the sale of cryptocurrency and if so, how you have evaluated those on a gross vs. net basis.

RESPONSE: The Company has revised its disclosures in the Amendment where the ATM and POS terminals are located.

With respect to our analysis to support our conclusion to recognize on a net basis is as follows:

Principal versus agent criteria under ASC 606-10-55-37 focuses on “Control”, i.e., whether an entity controls goods or services before they are transferred to the customer (rather than the “risks and rewards” approach under ASC 605).

An entity first assesses control and then looks to three indicators to validate the conclusions, unlike ASC 605 whereby the evaluation of principal versus agent is an assessment of the eight indicators included in the legacy guidance.

ASC 606 indicators of control include the following.

1.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

2.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (e.g., if the customer has a right of return).

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

3.	The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases

We consider Athena, the agent, as it does not control pricing on the services provided, it operates on the backend with ATMs and with the wallet owned by the Ministerio de Hacienda, and it does not possess “inventory” (i.e., ownership) risk as money distributed does not belong to the Company (belongs to Ministerio de Hacienda in the case of Chivo ATMs).

With respect to our “other arrangements,” we do not have any arrangements, other than white label services, that involve the use of third parties for the sales of cryptocurrency. We do purchase and utilize services of third party vendors to maintain and operate our equipment as disclosed in the Amendment.

Please find illustrative journal entries below:

On accrual of fee from customer (period revenue)

Accounts Receivable	DR		[monthly fee]
Service Revenue		CR	[monthly fee]

Cash removed by the Company or its agent on behalf of the customer

Cash at Bank	DR		[amount of cash removed from the ATM]
Other current liabilities		CR	[amount of cash removed from the ATM]

Cash remitted to the customer by the Company

Other current liabilities	DR		[amount of money remitted to the customer]
Cash at Bank		CR	[amount of money remitted to the customer]

The Company does not recognize any amounts for the sales’ value or cost of crypto sold. It does not have visibility to cost of acquisition of the crypto held by the customer for sale.

13.	We note the disclosure indicates the Company does not control the service and is not responsible for fulfilling the exchange contract or establishing pricing at these ATMs and POS terminals. Please explain and describe who controls the service and is responsible for executing and fulfilling these transactions. In addition, tell us the Company's rights and performance obligations under the terms of the arrangement.

RESPONSE: The Company has revised its disclosure to describe that the government of El Salvador controls the service and is responsible for executing and fulfilling such transactions.

The Company has described its rights and obligations under the terms of the arrangement in the Amendment in response to the Staff’s comment above.

14.	Please revise to explain the nature and terms of the agreement for the planned sale of intellectual property in software to the Department of Treasury of El Salvador which is expected to be completed by December 31, 2021. Also, address the accounting, under ASC 606, for the recognition of revenue under the agreement indicating the basis for recognizing the one-time fee upfront. Explain the performance obligations under the agreements in specific detail as it relates to the installation, operation and maintenance of the equipment; the development and maintenance of the software and Bitcoin platforms as well as the support of the GOES branded digital wallet.

RESPONSE: The Company has updated its disclosures in the Amendment to address the items in Staff’s comment above.

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

How We Generate Revenue, page 32

15.	For each of your revenue streams, please tell us and revise to provide a more fulsome explanation of the transactional process for both your ATM crypto asset sales and purchase activities. For example, identify the transactional activities and parties involved during each step of the process relating from the initial acquisition until they are sold to the customer and/or transferred to another presumably third party custodian. For each step, identify the following:

•	the party that maintains ownership and control of the cryptocurrency;

•	when ownership or control is determined to have transferred;

•	the sourcing of the cryptocurrency (i.e., directly from the Company or from a third party for your white label services);

•	use or reliance on third parties at any stage of the process;

•	whether the Company actively acquires cryptocurrency from other third parties and takes control of the asset in cases where the Company does not hold sufficient amount of cryptocurrency on hand;

•	whether the Company acts as a custodian or holds any digital asset off balance sheet at any point in the processes;

•	provide us with illustrative journal entries for each step of the process; and

•	to the extent that there are agreements covering the terms of the purchase, sale or potential custody with third parties, file those agreements as exhibits.

RESPONSE: The Company has updated its disclosures in the Amendment to address items in the Staff’s comment above, as well as attached as exhibits purchase agreements regarding the items in Staff’s comment above.

16.	For transactions in which the Company acquires the crypto asset from the customer in an ATM or POS transaction, please revise the disclosures to address the following:

•	Explain how the crypto asset is transferred and at what point in time, to the Company from the customer.

•	Explain at what value the crypto asset is recorded by the Company, indicating if a markup or markdown is included in the recorded value.

•	Indicate if the crypto asset acquired is included with other digital assets owned by the Company and whether the asset is subject to the same impairment accounting policy before being resold to another customer.

RESPONSE: The Company has revised its disclosures in the Amendment to address each of Staff’s items above.

17.	We note your response to comment 11 explaining that crypto assets purchased from customers are held as inventory and the cost of purchasing those assets are recorded as cost of sales. Please address the following:

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

•	Clarify whether the crypto assets purchased are classified as inventory or as an indefinite-intangible asset consistent with your policy on page F-12.

•	Tell us the amount at which the crypto assets held are included on your balance sheet. For example, tell us whether the amount is reflective of the markdown price or the current value.

•	Provide us with illustrative journal entries showing the transaction process and how they are recorded as cost of sales.

•	Tell us whether any portion of this transaction is reflected in revenue.

RESPONSE: The Company’s purchased crypto assets are classified as indefinite-lived intangible asset and are recorded at the lower of cost or market value. No portion of the transaction is reflected in revenue. The Company has revised its disclosures in the Amendment accordingly.

Please find illustrative journal entries below:

On purchase of crypto asset

Crypto Assets Purchased	DR		[transaction amount]
Cash in Machines (Cash Dispenser Unit)		CR	[transaction amount]

Operating Expenses, page 37

18.	Please revise to disclose the expected costs to be incurred in order to perform under the agreements entered into with the government of El Salvador.

RESPONSE: The Company has revised its disclosures in the Amendment to disclose the expected costs in order to perform under the agreements with El Salvador.

Financial Condition, page 42

19.	Please revise to provide a discussion addressing the nature and payment terms of the accounts receivable and the reasons for the increase at September 30. 2021. Also, indicate if any payments were made on the accounts receivable after September 30, 2021.

RESPONSE: The Company has expanded its disclosures in the Amendment in response to the Staff’s comment above.

20.	Please revise to provide a specific and thorough discussion of the nature, terms, and parties to the “revenue contracts” for which advances were received and have provided the Company with operating resources and liquidity.

RESPONSE: The Company has expanded its disclosures in the Amendment in response to the Staff’s comment above.

Liquidity and Capital Resources, page 43

21.	We note your response to comment 14; however, it is unclear as to where the Company has addressed the comment in its entirety. Please revise to provide a clear and concise discussion of the working capital requirements needed to enter into the Company’s required buying and selling of crypto asset inventories to support the customer requested order fulfillment activities received through both ATM and phone transactions.

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

RESPONSE: The Company has expanded its disclosure of its working capital requirements in response to the Staff’s comment above.

22.	Please address how the Company monitors the real time notification and activities of customer requests for the purchases and sales of crypto assets and how this equates to the Company’s buying and selling activities in order to maintain sufficient inventory of crypto assets on hand to meet customer demand. Also, address whether the Company has ever not had sufficient crypto assets in inventory, in order execute customer transactions, and if not, the steps taken to perform execution.

RESPONSE: The Company has expanded its disclosures with respect to how the Company monitors its customer requests and how it maintains sufficient holdings of crypto assets to meet customer demand in the Amendment. The Company has also disclosed whether it has ever not had sufficient holdings, and the steps taken to perform execution.

Loan Agreement with the Company's Director and Shareholder, page 44

23.	Please revise to disclose the amount outstanding under the borrowing restructuring agreement with Mr. Komaransky.

RESPONSE: The Company has updated its disclosure to disclose the that there is no outstanding balance under the borrowing restructuring agreement with Mr. Komaransky.

The Business

Expansion of Business Operations in El Salvador

Business Operations, page 57

24.	Please revise to disclose the amount of the one-time installation fee for operating the 200 Bitcoin ATMs and developing and maintaining the Chivo Ecosystem. In addition, disclose the expected recurring monthly service and maintenance fees to be received for these services and the contractual periods over which these revenues will be recognized.

RESPONSE: The Company has revised its disclosure in the Amendment to disclose the amount of the fee and for developing and maintaining the Chivo Ecosystem. The Company has also disclosed the expected recurring fees to be received for such services and the contractual periods over which such revenues will be recognized in response to the Staff’s comment.

Contracts with government of El Salvador

Loan from Banco Hipotecario, page 58

25.	Please revise to disclose how the expected loan proceeds will be utilized.

RESPONSE: The Company has revised its disclosures to provide how the expected loan proceeds will be utilized in response to the Staff’s comment.

Letter of Intent with Vakano Industries, page 58

26.	We note your disclosure that you have entered into a letter of intent for the purchase and sale of certain assets of XPay. Please revise your disclosure to describe with greater specificity the assets that you intend to acquire pursuant to this agreement. In addition, we note your disclosure that the purchase price is comprised of $3 million in cash and the issuance of 270 million of the Company's shares of common stock which are subject to vesting over a three-year period based on consulting services to be provided by Mr. Lozano. Please revise to provide greater details regarding this purchase price. Please provide an approximate dollar value of the 270 million shares and explain the terms of vesting over a three-year period, including describing the consulting services that will be provided by Mr. Lozano. To the extent you have an agreement with Mr. Lozano regarding consulting services, please refer to Item 601 of Regulation S-K and file it as an exhibit.

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

RESPONSE: The Company has expanded its disclosure with respect to the details of the letter of intent for the acquisition of the assets of XPay, the purchase price, and the consulting services to be provided by Mr. Lozano. The Company will file the consulting agreement with Mr. Lozano after such agreement is executed.

Certain Relationships and Related Party Transactions

Company's Transactions with Mr. Weinhaus, page 79

27.	We note your revised disclosure in response to comment 26 that the Company terminated its oral agreement with Advisory Fx LLC as of October 15, 2021. However, we note that you have not disclosed the terms of such agreement and any related transactions that occurred prior to October 15, 2021. Please provide all disclosure required by Item 404 of Regulation S-K and the time periods in Instruction 2 to Item 404(d). Additionally, it appears that this agreement could constitute an oral contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K if the underlying contract were in writing. Therefore, please either provide a written description of the agreement and file it as an exhibit to the registration statement or tell us why you are not required to do so. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations for guidance.

RESPONSE: The Company has expanded its disclosures with respect to the terms and obligations of the Company in its now-terminated oral agreement with AdvisoryFX LLC in the Amendment in response to the Staff’s comment. The Company has also summarized such terms and obligations in Exhibit 10.35 to the Amendment.

Selling Shareholders, page 81

28.	We note your revised disclosure on page 84 in response to comment 27 that to your knowledge, none of the Selling Shareholders is a registered broker-dealer or an affiliate of a broker-dealer, with the exception of Michael Savini and Michael Fleishman, both of whom you have identified as registered brokers. Please revise to address the following:

•	Please explain the basis for your knowledge (e.g., whether you received representations regarding broker-dealer affiliations from each of the Selling Shareholders).

•	Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter unless the broker-dealer received the securities as compensation for underwriting activities. Accordingly, please revise your disclosure regarding Michael Savini and Michael Fleishman as appropriate.

RESPONSE: Neither Michael Savini nor Michael Fleishman has served as a broker or dealer with respect to the Company and both have invested in our Company in their personal capacity. The Company is aware of their affiliations due to the personal relationship that Mr. Savini and Mr. Fleishman have with executives of the Company. The Company has revised its disclosures regarding Michael Savini and Michael Fleishman in the Amendment in response to the Staff’s comment.

Condensed Consolidated Balance Sheet, page F-2

29.	Please revise to disclose “crypto assets held” as indefinite-lived intangible assets.

RESPONSE: The Company has revised its Condensed Consolidated Balance Sheet in response to the Staff’s comment above.

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

Condensed Consolidated Statement of Cash Flows, page F-5

30.	We note that the line item for "crypto assets held" appears to represent the net change of the amount on the balance sheet, which appears to encompass noncash charges such as loss from theft of bitcoin or impairment. Please revise to reflect the following:

•	Disaggregate and present a separate line item for noncash expenses (i.e., loss on theft, impairment, etc.) as adjustments to net loss;

•	Disaggregate other noncash transactions, such as other payments, transfers or expenses paid with digital assets, on a separate line item; and

•	For portions of debt or borrowings repaid with bitcoin or other digital assets, tell us where this is included in the statement of cash flows and disclose it within the supplemental disclosure of cash flow information for each period presented.

RESPONSE: The Company has revised its Condensed Consolidated Statement of Cash Flows in response to the Staff’s comment above. This portion of borrowing repaid was included as “Proceeds (repayment) of debt” in the previous version of the statement of cash flows. We have now disclosed it within supplemental disclosure of cash flow information for each period presented.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-8

31.	Please revise to disclose here and in your critical accounting policies on page 46 your impairment accounting policy for the crypto assets owned by the Company from the date of acquisition until the date of disposal. Also, disclose the amount of impairments recognized during each of the periods presented.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment above.

Note 11. Crypto Assets Held, page F-22

32.	Please revise to include the rollforward of activity (i.e., supplementally provided in response to comment 31) as it relates to crypto assets purchased, sold, impaired and lost, etc., within the notes to the financial statements for the periods presented.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment above.

33.	In addition, please reconcile the information presented in the table to the information presented in the condensed consolidated statement of operations and comprehensive income as it relates to revenues, cost of revenues and operating expenses for the periods presented.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment above.

34.	Please revise to reconcile the cost information in the table to amounts disclosed on the balance sheet for “crypto assets held” for the periods presented.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment above. The carrying value information in the table to amounts disclosed on the balance sheet for “crypto assets held” included the fair market value of Bitcoin held by the Company on behalf of BitQuick sellers as per the terms of service pending delivery to the buyers. The Company also recognized an equivalent amount as a liability to these sellers.

Athena Bitcoin Global

1332 N. Halsted St. Suite 403

Chicago, IL 60642

35.	Please revise to address the nature of the transactions in which bitcoin is utilized for “expenses and other uses”. Address whether the first-in, first-out method of accounting is utilized and appropriate under GAAP, in these transactions as well as for the repayment of borrowings.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment above. Since the Company uses its on-hand, available Bitcoin to pay certain expenses, it does not specifically acquire Bitcoin for the payment of these expenses or repayment of borrowings. As discussed in prior response, the Company uses the first-in, first-out method of accounting for all of its bitcoin. Therefore, since there is no distinction between the Bitcoin used in daily operations and to pay certain expenses, the first-in, first-out method is appropriate for all transactions. Additionally, in response to Staff Comment #30 above, the Company has also revised its statement of cash flows to show such utilization as noncash outflow on a separate line item.

Note 13. Commitments and Contingencies, page F-23

36.	Please revise to disclose the resources available to pay the remaining balance owed in regard to the XPay acquisition as well as the accounting treatment to be followed.

RESPONSE: The Company has revised its financial statements in response to the Staff’s comment as below.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick at 212/536-4085.

Very truly yours,

/s/ Eric Gravengaard
Chief Executive Officer